EXHIBIT 12.1

 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year		Year		Year		Year		Year
	Ended		Ended		Ended		Ended		Ended
	December 31, 2016		December 31, 2015		December 31, 2014		December 31, 2013		December 31, 2012

Income From Continuing Operations	45,797		39,762		18,776		18,945		$14,240
Add:
Interest on indebtedness	14,521		11,616		7,636		5,739		4,553
Amortization of financing costs	822		690		951		736		581

Earnings	$61,140		$52,068		$27,363		$25,420		$19,374

Fixed charges and preferred stock dividends:
Interest on indebtedness and capitalized interest	$14,732		$11,655		$7,899		$6,306		$4,702
Amortization of financing costs	822		690		951		736		581

Fixed charges	15,554		12,345		8,850		7,042		5,283

Add:
Preferred stock dividends	-		-		-		-		-

Combined fixed charges and preferred stock dividends	$15,554		$12,345		$8,850		$7,042		$5,283

Ratio of earnings to fixed charges	3.93	x	4.22	x	3.09	x	3.61	x	3.67	x